ENDEAVOUR SILVER CORP.
(the “Company”)

Management’s Discussion and Analysis
For the Three Months Ended May 31, 2005

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

1.0      Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three months ended May 31, 2005 and the audited consolidated financial statements for the years ended February 28, 2005, February 29, 2004 and February 28, 2003, which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All information contained in the MD&A is as of July 28, 2005 unless otherwise indicated.

1.1      Background

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of mineral properties. Previously the Company focused its activities principally in Canada but in fiscal 2004 the Company was more active in seeking properties of merit in Mexico. In fiscal 2005, the Company acquired an option to purchase a high grade silver mine in Mexico.

In May 2004, the Company signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant in Durango, Mexico. Terms of the agreement give the Company the option to acquire a 51% interest in these operating assets by paying a total of US$3 million to the vendors and incurring US$1 million in mine exploration and development within one year. The balance of the 49% interest can be earned by paying a further US$4 million over the period to January 2008. To complete the acquisition of the initial 51% interest, payments totalling US$1 million must be made by January 28, 2006; otherwise any interest earned by the Company up to that date will be forfeited, and all rights and title and ownership of the Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant shall be returned to their original vendors. As at May 31, 2005, the Company had paid the vendors US$3 million and invested approximately $2.5 million in mine exploration and development.

Endeavour Silver Corp.	Page 1

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended May 31, 2005
(expressed in Canadian dollars unless otherwise noted)

North Porvenir Zone

In fiscal 2005, the Company implemented a US$1.1 million Phase 1 exploration program for Minera Santa Cruz y Garibaldi S.A. de C.V.’s (“Santa Cruz”) silver-gold mine on two prospective ore zones, North Porvenir and San Guillermo. Work included underground ramps and diamond drilling for the purpose of outlining mineable resources in each zone and preparing them for production in 2005. Approximately 1,000 metres of ramp access plus related crosscuts, sublevels and raises were expected to be completed in order to explore and to prepare the North Porvenir mine for production. In connection with these activities, the Company advanced US$425,000 to Minera Santa Cruz as a loan for the ramp development which was repaid by May 2005. To complement the underground development program, a 6,000 metre surface drilling program was also implemented for the North Porvenir zone and focused on outlining the mineralization on 50 metre centres.

In early December 2004, consistently high-grade silver vein mineralization had been outlined by underground sampling in the North Porvenir zone of the Santa Cruz mine. By the end of December 2004, a total of 1,160 metres of underground development was completed, including 410 metres of a new access ramp, a 161 metre ventilation raise, eleven crosscuts into the vein totalling 141 metres, two sill levels totalling 135 metres and related underground workings. Moreover, an exploration program of 4,160 metres of diamond drilling in 12 holes was completed in the North Porvenir zone.

In February 2005, results from the exploration program extended the North Porvenir zone over 600 metres in length by at least 300 metre in depth, still open in all directions. The Company also identified seven prospective mineralized zones on the Santa Cruz mine property, which will be drilled in 2005.

During the fiscal year ended February 28, 2005, trial mining was completed at North Porvenir in order to assess the potential production rate, mining method and metallurgical recovery of this exciting new discovery. Trial mining had a major impact on the rate of silver production from the Santa Cruz mine. In June 2004, the combined mine and plant operations were averaging 23,500 oz Ag equivalent production per month (Ag equivalents are about 91% Ag), which increased by 180% to 66,350 oz Ag equivalents in December 2004. The mine was producing from low grade zones and stockpiles during the three months ended May 31, 2005 as the Company continued to accelerate and to complete its mine development and exploration activities but by quarter end it was in production. Mining is now underway for the North Porvenir mine. Monthly production is expected to initially average 91,667 oz silver per month and then increase to 150,000 oz per month by the December 31, 2005 year end.

In May 2005, the Company confirmed an initial estimate of 8.6 million oz silver resource (9.8 million oz. Ag equivalents) according to an independent National Instrument 43-101 (“NI 43-101”) report dated May 5, 2005, as amended May 10, 2005. Watts, Griffis and McOuat Limited was retained by the Company to audit and validate the polygonal resource estimate by the Company for the North Povenir zone as follows:

Classification	Tonnes	Silver (gpt)	Gold (gpt)	Silver (oz)	Ag. Eq. (oz)

Measured	18,700	698	1.2	420,000	463,000
Indicated	23,500	682	1.2	515,000	570,000
Inferred	245,700	482	1.2	3,839,000	4,408,000

The above-noted North Porvenir resource is in compliance with NI 43-101 and was estimated using a 335 gpt Ag cutoff grade, a minimum 1.0 m mining width and a US$6.50 silver price. Twenty-one surface drill holes, five underground cross-cuts and 135 m of underground channel sampling within a 575 m strike length were utilized in the resource estimate but 155 m of that strike length were omitted as drilling is still in progress in these areas. The North Porvenir zone remains open at depth and to a certain extent along strike.

From March 2005 to May 2005, the Company completed capital investments included a new 230 metre Robbins

Endeavour Silver Corp.	Page 2

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended May 31, 2005
(expressed in Canadian dollars unless otherwise noted)

raise-bore ventilation raise, 124 metre of main access ramp, 4,787 metre of diamond drilling and the upgrading of one of the tailings dams.

Santa Cruz Mine

For the month of February 2005, mine development at the Santa Cruz mine resulted in 432 tonnes of development waste and 658 tonnes of vein ore grading 234 grams per tonne silver being mined. The mining was focused in the Victor Breccia zone of the Santa Cruz mine. More exploration, including drilling, is required to define resources for future mining in the Santa Cruz mine. A major program of 5,000 metres of drilling was planned in various parts of the mine to locate and to define mineral resources.

The mine was closed temporarily to complete shaft rehabilitation and mine development and was still closed at quarter end.

Guanacevi Processing Plant

Summit Valley Equipment and Engineering Inc. was commissioned to conduct a comprehensive review of the plant, including the condition of all equipment, the capacity of each circuit and the efficiency of plant operations. Some of its findings include a clean and well-maintained plant, brand name equipment and a well-trained and reliable work force. The plant is fully permitted with operating facilities complete with land ownership, townsite and all related infrastructure. Although by February 2005, the plant was averaging 220 tpd, which represent a significant increase from one year ago, it is still operating at well below its design capacity of 1,400 tpd.

For the first quarter ended May 31, 2005, a total 26,021 tonnes were processed by the processing plant with an average grade of 204.7 g/t Ag and 0.71 g/t Au, averaging 282.7 tpd.

Fiscal period ending December 31, 2005

In order to improve the operating capacities and efficiencies of the mine and plant, the Company plans an aggressive investment program totaling US$4.83 million in the fiscal period ending December 31, 2005 on capital projects, including US$0.52 million for the plant, US$1.34 million on mine facilities and US$2.97 million on exploration. Management believes these expenditures should allow the total ore mined and processed to more than double from 282 tonnes per day in the first quarter to about 600 tonnes per day by the end of the fiscal year ending December 31, 2005.

1.2      Overall Performance

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of mineral properties. The business philosophy of the Company has historically been to identify, to explore and to develop mineral targets. The Company financed its operating and exploration activities principally by the issuance of common shares.

Previously the Company focused its activities principally in Canada but in fiscal 2004 the Company was more active in seeking properties of merit in Mexico. This culminated in the Company entering into formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine properties, certain mining concessions, and the Guanacevi mineral processing plant, all of which are located in Durango, Mexico. An equity financing in the first quarter of fiscal 2005 was completed to provide the financial resources needed for the Company to further develop its business and realize its objectives for its projects and properties in Mexico.

Endeavour Silver Corp.	Page 3

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended May 31, 2005
(expressed in Canadian dollars unless otherwise noted)

Silver markets continued to show strength as the cumulative average increased from US$4.5995 per ounce in 2002 to US$4.8758 in 2003, to US$6.6711 in 2004 and then to US$7.0610 from January 2005 to late June 2005. Silver prices peaked in March 2004 and in the last quarter of 2004, when prices reached highs of over US$7.00 and traded with monthly averages of over US$7.00 in the first half of 2005.

The Company had raised significant equity financing for gross proceeds totalling $11,552,800 in fiscal 2005 from brokered and non-brokered private placements. The private placements were used, in part, to fund the interests acquired in the Santa Cruz mine, certain mining concessions and the Guanacevi processing plant. Also, the Company incurred expenditures related to mine development and exploration programs for Santa Cruz. As at February 28, 2005, the Company invested approximately $5 million for these Mexican mineral properties and exploration and development efforts. Also the significantly heightened level of operating activity in fiscal 2005 is reflected in a net loss of $2,565,284, which is substantially higher relative to prior fiscal years.

No equity financing from private placements were raised by the Company for the three months ended May 31, 2005. As at May 31, 2005, the Company invested approximately $6.4 million in its Mexican mineral properties and exploration and mine development.

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). Six of these properties (the “Santa Cruz Properties”) form part of the producing Santa Cruz silver mine in which the Company already owns a 51% option interest in the exploitation lease and has the option to acquire the remaining 49% interest. This transaction effectively allows the Company’s wholly owned Mexican subsidiary, Minera Plata Adelante S.A. de C.V. (“Adelante”), to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Peñoles’ wholly owned Mexican subsidiary, Minera Capela S.A. de C.V. (“Capela”). Adelante will be required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Capela will retain a 3% net proceeds royalty on future production after deduction of all milling, processing, shipping and smelting costs, including taxes and penalties if any. The Company has also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Company with access to information on its entire portfolio of mineral concessions throughout Mexico. On each additional Peñoles property the Company wishes to acquire, a purchase price will be negotiated, payable in common shares of the Company. If the Company acquires additional properties from third parties introduced by Peñoles, the Company will pay Peñoles a 5% fee on the cash purchase price, also payable in common shares of the Company. If Peñoles acquires property from a third party introduced by the Company, Peñoles will pay Endeavour a 5% fee on the cash purchase price. In compensation for the nine mining properties, certain mining equipment located thereon, and the formation of the strategic alliance, the Company will issue 1,000,000 units to Peñoles within 30 days, each unit consisting of one common share and one warrant to purchase an additional common share at $2.10 within one year and at $2.30 in the following year.

1.3      Selected Annual Information

Selected annual information for the Company for each of the three years ended February 28, 2005, February 29, 2004 and February 28, 2003 are as follows:

Endeavour Silver Corp.	Page 4

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended May 31, 2005
(expressed in Canadian dollars unless otherwise noted)

		Years Ended (1)
	February 28,	February 29,	February 28,
	2005	2004	2003

Total revenues	$-	$-	$-

Loss before discontinued operations and extraordinary items:
(i) Total	$(2,565,482)	$(778,701)	$(185,847)
(ii) Basic per share	$(0.15)	$(0.11)	$(0.06)
(iii) Diluted per share	$(0.15)	$(0.11)	$(0.06)

Net loss:
(i) Total	$(2,565,482)	$(778,701)	$(185,847)
(ii) Basic per share	$(0.15)	$(0.11)	$(0.06)
(iii) Diluted per share	$(0.15)	$(0.11)	$(0.06)

Total assets	$11,246,000	$761,138	$209,483
Total long-term liabilities	$-	$-	$-
Dividends per share	$-	$-	$-

(1)	Total assets and long-term liabilities are as at February 28, 2005, February 29, 2004 and February 28, 2003.

Total assets and net losses increased significantly relative to prior years given that in fiscal 2005 the Company invested $3,864,750 pursuant to option agreements related to its 51% interests in the mine, mining concessions and processing plant and $1,242,169 in mineral exploration expenditures for its Mexican mineral properties, raised gross proceeds of $11,552,800 from brokered and non-brokered private placements, and increased its level of operations with the commensurate increases in expenses and net loss in fiscal 2005.

1.4      Results of Operations

First Quarter of Fiscal Year Ended December 31, 2005 – Three months ended May 31, 2005 compared with May 31, 2004

The Company incurred a net loss of $1,156,954 for the three months ended May 31, 2005 which is nominally higher than the net loss of $1,058,279 for the same period in the prior fiscal year. General and administrative expenses for salaries, professional services, office and shareholder relations continue to account for a significant portion of operating expenses, and are higher than the prior quarter in fiscal 2005 reflecting the greater ancillary functions needed to support the more active exploration and accelerated mine development and mining activities of the Company during the three months ended May 31, 2005. The foreign exchange loss in the first quarter for the current fiscal year is attributed to the depreciation of the Mexican pesos relative to historical exchange rates for the Canadian dollar given that the accounts of the Company’s Mexican subsidiaries are stated in Mexican pesos. Stock-based compensation expense reflects the granting of stock options which are comparable in both quarters. The Company’s property investigation expenses were incurred essentially for seeking properties of merit and further concessions in Mexico in early fiscal 2005. However for the three months ended May 31, 2005, the Company’s primary efforts were focused on mine development and exploration activities for the two prospective zones on the optioned Santa Cruz mine.

Minera Santa Cruz realized a nominal profit of $126,130 for the three months ended May 31, 2005 from ore mined during mine development. Mining activities temporarily ceased during the quarter as two prospective zones of the Santa Cruz mine were being further developed and explored. Mine development resulted in 8,709 tonnes of development muck with a recovery of 326 gpt Ag.

Endeavour Silver Corp.	Page 5

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended May 31, 2005
(expressed in Canadian dollars unless otherwise noted)

In turn during the first quarter ended May 31, 2005, the lack of ore from the Santa Cruz mine contributed to a nominal loss to the Company from the operation of the Guanacevi processing plant which was working at significantly below capacity, as it relies upon the Santa Cruz mine for most of its ore processing revenues. During the three months ended May 31, 2005, the Guanacevi plant processed 26,021 dry tonnes of ore with a recovery of 121,449 oz. silver and 148,383 oz. silver equivalents.

As at May 31, 2005, the Company incurred and deferred $2.5 million in exploration expenditures to identify and mine development to expand mineable resources in two ore zones in the Santa Cruz property.

In July 2003, the Company entered into an agreement to acquire a 100% interest in the San Jose property in Mexico for cash payments of US$300,000 over a four year period. In March 2004, the Company made a cash payment of US$10,000 and incurred $1,192 in exploration related expenditures. The property was written off in the second quarter of fiscal 2005. The Company’s El Taco property in Mexico was written off in first quarter of fiscal 2005 as the Company determined not to pursue further work on the property.

For the three months ended May 31, 2005 and 2004, expenditures on the Company’s mineral properties were comprised of the following:

	Santa Cruz
	(Mexico)	Total

Acquisition costs:
Balance, February 28, 2005	$3,864,750	$3,864,750
Additions during the period	-	-
Balance, May 31, 2005	3,864,750	3,864,750

Exploration costs:
Balance, February 28, 2005	1,242,169	1,242,169
Additions during the period:
Assays and surveys	53,909	53,909
Camp and supplies	281,739	281,739
Drilling	645,210	645,210
Geologists and consultants	239,502	239,502
Repair, maintenance and sundry	19,065	19,065
Transportation	54,463	54,463
Balance, May 31, 2005	2,536,057	2,536,057

Balance, May 31, 2005	$6,400,807	$6,400,807

Endeavour Silver Corp.	Page 6

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended May 31, 2005
(expressed in Canadian dollars unless otherwise noted)

	El Taco	San Jose
	(Mexico)	(Mexico)	Other	Total

Acquisition costs:
Balance, February 29, 2004	$15,176	$-	$-	$15,176
Additions during the period	-	13,284	-	13,284
Balance, May 31, 2004	15,176	13,284	-	28,460

Exploration costs:
Balance, February 29, 2004	6,393	7,528	-	13,921
Additions during the period:
Assays and surveys		1,192	27,268	28,460
Balance, May 31, 2004	6,393	8,720	27,268	42,381

Property write-offs	(21,569)	-	-	(21,569)

Balance, May 31, 2004	$-	$22,004	$27,268	$49,272

To complete the initial acquisition of the Company’s 51% interests, the Company must make payments totalling US$1 million on January 28, 2006 for the Santa Cruz mine, the mining concessions and the Guanacevi processing plant. To earn the remaining 49% thereafter, payments of US$1.5 million must be made on January 28, 2007 and another US$1.5 million on January 28, 2008.

The Shareholder Update included in the unaudited interim consolidated financial statements for the three months ended May 31, 2005 provide further details.

1.5      Summary of Quarterly Results

The following table presents selected financial information of the Company for each of the last eight quarters ended May 31, 2005:

	Dec 31, 2005 Year End		Feb 28, 2005 Year End			Feb 29, 2004 Year End
	May 31, 2005	Feb 28, 2005	Nov 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004	Nov 30, 2003	Aug 31, 2003

Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Loss before discontinued
operations and
extraordinary items:
(i) Total	$(1,156,954)	$(649,481)	$(454,827)	$(402,895)	$(1,058,279)	$(566,160)	$(84,162)	$(62,255)
(ii) Basic per share	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)	$(0.08)	$(0.01)	$(0.02)
(iii) Diluted per share	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)	$(0.08)	$(0.01)	$(0.02)

Net loss:
(i) Total	$(1,156,954)	$(649,481)	$(454,827)	$(402,895)	$(1,058,279)	$(566,160)	$(84,162)	$(62,255)
(ii) Basic per share	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)	$(0.08)	$(0.01)	$(0.02)
(iii) Diluted per share	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)	$(0.08)	$(0.01)	$(0.02)

The Company significantly increased its operating and due diligence activities in seeking and acquiring projects in Mexico, as can be supported by commensurate increases in net losses for each quarter during the year ended February 28, 2005 and for the fourth quarter of fiscal 2004. The lower level of business activities for the same periods in the prior fiscal year was attributed to the Company’s lack of financial resources which restricted its ability to seek and to research projects of merit.

Endeavour Silver Corp.	Page 7

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended May 31, 2005
(expressed in Canadian dollars unless otherwise noted)

Lower property investigation efforts were expended in the third and fourth quarters of fiscal 2005 than in each of the first two quarters, as the Company focused more on exploration efforts to outline mineable resources in two prospective ore zones in the optioned Santa Cruz mine and to prepare them for production by year-end, rather than just seeking additional properties of merit. These exploration and mine development efforts continued into the three month period ended May 31, 2005.

1.6      Liquidity and Capital Resources

The following table contains selected financial information of the Company’s liquidity:

	May 31, 2005	February 28, 2005	February 29, 2004

Cash and cash equivalents	$2,987,391	$4,957,883	$542,868
Working capital	$4,154,528	$5,625,819	$529,053

Cash and cash equivalents and working capital as at May 31, 2005 both decreased from the February 28, 2005 balances and were attributable to operating expenses and expenditures incurred for exploration and mine development. No equity financing was raised from private placements during the quarter. The exercise of options and warrants did provide proceeds of $377,478.

The Company had significantly more cash and cash equivalents and working capital at February 28, 2005 than at February 29, 2004. In May 2004, the Company completed a major financing comprised of brokered and non-brokered private placements for gross proceeds of approximately $9.9 million to finance the acquisition of the Santa Cruz silver-gold mine and the Guanacevi mill. In February 2005, the Company completed brokered and non-brokered private placements for $1,636,800.

1.7      Capital Resources

Item 1.6 provides further details.

1.8      Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

1.9      Transactions with Related Parties

For the three months ended May 31, 2005, the following transactions involve related parties:

(a)

As at May 31, 2005, a total of $1,199,323 was due from Minera Santa Cruz. This consists of the net profits royalty on ore mined to January 28, 2005 totalling $222,498, share of profits from ore mined and processed to May 31, 2005 totalling $64,326, and advances to Minera Santa Cruz to fund exploration and mine development expenditures incurred by Minera Santa Cruz totalling $912,499. The net profits royalty receivable, share of profits from ore mined and processed, and the exploration and mine development advances are unsecured, non-interest bearing and due on demand.

(b)	Rent of $4,500 was incurred and paid to a company with certain common directors.

Endeavour Silver Corp.	Page 8

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended May 31, 2005
(expressed in Canadian dollars unless otherwise noted)

1.10      First Quarter

Items 1.4 and 1.5 provide further details.

1.11      Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12      Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to mineral properties.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

1.13      Changes in Accounting Policies Including Initial Adoption

Asset retirement obligations:

During the year ended February 28, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”). This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset. The Company adopted HB 3110 retroactively with a restatement of prior periods presented. However, the adoption of HB 3110 resulted in no changes to amounts previously presented.

There were not changes in accounting policies including initial adoption for the three month period ended May 31, 2005.

1.14      Financial Instruments and Other Instruments

There are no financial instruments or other instruments.

1.15      Other MD&A Requirements

Endeavour Silver Corp.	Page 9

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended May 31, 2005
(expressed in Canadian dollars unless otherwise noted)

1.15.1    Other MD&A Requirements

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2    Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the Company’s consolidated financial statements.

(b)	expensed research and development costs; Not applicable.

(c)	deferred development costs; Not applicable.

(d)	general and administrative expenses; and

The required disclosure is presented in the Company’s consolidated financial statements.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d); None.

1.15.3    Outstanding Share Data

The Company’s authorized share capital is comprised of unlimited common shares without par value.

As at May 31, 2005, a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

Changes in the Company’s share capital for the three months ended May 31, 2005 were as follows:

	Number
	of Shares	Amount

Balance, February 28, 2005	20,873,269	$16,708,303
Issued during the period:
From exercise of share purchase options	171,000	127,280
For cash from exercise of warrants	147,964	295,928
Balance, May 31, 2005	21,192,233	$17,131,511

As at July 28, 2005, the Company had 21,192,233 common shares issued and outstanding.

Endeavour Silver Corp.	Page 10

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended May 31, 2005
(expressed in Canadian dollars unless otherwise noted)

At May 31, 2005, the Company had outstanding options to purchase an aggregate 2,039,900 common shares as follows:

	May 31, 2005
	Number	Weighted average
	of Shares	exercise price

Outstanding, beginning of period	1,871,000	$1.33
Granted	339,900	$2.52
Exercised	(171,000)	$0.48
Cancelled	-	-
Outstanding, end of period	2,039,900	$1.60

Options exercisable at period-end	2,039,900

At July 28, 2005, options for 2,039,900 shares remain outstanding.

At May 31, 2005, the Company had outstanding warrants to purchase an aggregate 5,405,595 common shares as follows:

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	February 29, 2005	Issued	Exercised	Expired	May 31, 2005

$0.35	October 6, 2005	775,000	-	-	-	775,000
$2.00	October 22, 2005	3,467,559	-	(147,964)	-	3,319,595
$2.00	October 28, 2005	248,000	-	-	-	248,000
$2.10 /	February 1, 2006 /
$2.30	February 1, 2007	1,063,000	-	-	-	1,063,000

		5,553,559	-	(147,964)	-	5,405,595

At July 28, 2005, warrants for 5,405,595 shares remain outstanding.

Outlook

The acquisitions in Mexico coupled with the completion of the $11.5 million financing in fiscal 2005 have provided exciting opportunities for the Company as it becomes an operating entity as opposed to an exploration one. The Company has the financial resources for exploration drilling, underground development and production optimization. These acquisitions and equity financings will allow the Company to proceed towards becoming a top primary silver producer in the world.

Endeavour Silver Corp.	Page 11